Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

December 23, 2021

David L. Orlic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Orlic:

This letter responds to comments relating to Post-Effective Amendment No. 365 (“PEA No. 365”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (“Registrant”). PEA No. 365 was filed on October 29, 2021 for the purpose of reflecting revised principal investment strategies for the North Shore Global Uranium Mining ETF (the “Fund”). For ease of reference, set forth below are your comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 365.

1.	Comment. Please provide the completed fee table/expense example and response to comments at least five business days before the registration statement becomes effective.

Response. Registrant represents that the requested information is being provided at least five business days before the registration statement becomes effective.

2.	Comment. Under “Acceptance of Orders for Creation Units” on page 35 of the Statement of Additional Information, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations including if “(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; … (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and, therefore, would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response. Registrant represents that the sentence has been revised as requested.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

December 23, 2021

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum